Cash Flow

Mira Zaki Photography

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Headshots Sales	$7,818.80
NY Unemployment	$20,062.00
Sales	$9,162.64
Secret to Selfies Workshop	$380.34
Smartphone Photography Class	$1,834.94
Stock Photography Sales	$66.70
Total Sales	**$39,325.42**
Purchases	
Advertising & Promotion	-$2,214.11
Apple iPhone Cloud Storage	-$55.08
Bank Service Charges	-$184.80
Books	-$348.79
Computer – Hardware	-$22.88
Computer – Internet	-$229.22
Computer – Software	-$2,153.13
Copyright Fees	-$65.00
Credit Repair	-$810.79
Dues & Subscriptions	-$2,678.99
Education/Training/Personal Development	-$4,143.90
Equipment Lease or Rental	-$335.66

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Insurance- Renter's	-$68.36
Interest Expense	-$1,203.59
Meals and Entertainment	-$2,153.48
My Photography Book- Itty Bitty Publishing	-$3,000.00
Telephone – Wireless	-$128.62
Tips	-$92.58
Transportation	-$2,138.83
Travel Expense	-$716.93
Travel Insurance	-$41.59
Utilities	-$82.83
Vehicle – Fuel	-$30.00
Website	-$19.40
Subcontracted Services	-$3,271.56
Total Purchases	**-$26,190.12**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$13,135.30**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Proceeds from EIDL Loan	$1,000.00
Total Loans and Lines of Credit	**$1,000.00**
Owners and Shareholders	
Received from Owner Investment / Drawings	$30,762.19
Paid to Owner Investment / Drawings	-$44,929.66
Total Owners and Shareholders	**-$14,167.47**
Other	
Payments to Loan for Copywriting Class	-$762.97
Total Other	**-$762.97**
Net Cash from Financing Activities	**-$13,930.44**

OVERVIEW

Starting Balance	
TOTAL BUS CHK	$370.84
Total Starting Balance	**$370.84** **As of 2020-01-01**
Gross Cash Inflow	$71,831.05
Gross Cash Outflow	$72,626.19
Net Cash Change	**-$795.14**
Ending Balance	

OVERVIEW

TOTAL BUS CHK	-$424.30

Total Ending Balance	**-$424.30** **As of 2020-12-31**